ANTARES PRIVATE CREDIT FUND
320 SOUTH CANAL STREET, SUITE 4200
CHICAGO, IL 60606

December 1, 2025

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Antares Private Credit Fund
        File No. 814-01793

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing on behalf of Antares Private Credit Fund, a Delaware statutory trust (the "Company"), which elected to be treated as a business development company (a "BDC") regulated under the 1940 Act effective November 5, 2024, please find:

1. A copy of the resolutions approved on October 24, 2025 by the board of trustees of the Company, acting by unanimous written consent, attached hereto as Exhibit A, at which a majority of the trustees who are not "interested persons" of the Company, as defined in Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond and the premium to be paid by the Company; and

2. A copy of the Company's Fidelity Bond in the amount of $5,000,000 (the "Bond"), attached hereto as Exhibit B.

The premium was paid for the period beginning November 1, 2025 and ending November 1, 2026.

If you have any questions regarding this submission, please do not hesitate to call me at (312) 638-4000.

Sincerely,

/s/ Andrew Packer
Name: Andrew Packer
Title: Secretary

Certificate of the Secretary

The undersigned, Andrew Packer, Secretary of Antares Private Credit Fund, a Delaware statutory trust (the "Company"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a certified copy of the resolutions approved by a majority of the trustees who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums will be paid for the period November 1, 2025 through November 1, 2026.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 1st day of December, 2025.

/s/ Andrew Packer
Andrew Packer
Secretary

ANTARES PRIVATE CREDIT FUND

Approval of Fidelity Bond and T&O/E&O Liability Insurance Policy

RESOLVED, that Antares Private Credit Fund (the "<u>Fund</u>") shall be named as an insured under a fidelity bond (the "<u>Fidelity Bond</u>") having an aggregate coverage issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"); and

RESOLVED, that the Fidelity Bond be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the Fidelity Bond, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the estimated amount of the premium for such Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets, and the nature of the securities in the Fund's portfolio; and

RESOLVED, that the Fund's Fidelity Bond be, and hereby is, approved by a vote of the Board (all trustees voting) and separately by a majority of the independent trustees; and be it

RESOLVED, that after considering the factors noted above, Antares Capital Credit Advisers LLC has represented and it is the judgment of the Board that the form and the amount of the Fidelity Bond are reasonable, and are hereby approved; and

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to obtain said Fidelity Bond; and

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to cause the Fund to pay the total premium for the Fidelity Bond; and

RESOLVED, that the Secretary of the Fund be and hereby is designated as the party responsible for making, or arrange for the making, of the necessary filings and giving, or arrange for the giving of, the notices with respect to such Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

NATIONAL UNION
FIRE INSURANCE COMPANY
OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

70 PINE STREET, NEW YORK, N.Y. 10270-0160

1B

INVESTMENT COMPANY BLANKET BOND APPLICATION

Name of Investment Company**:**   Antares Private Credit Fund ("APCF")

_____

Address: <u>320 South Canal Street – Suite 4200</u>_____

  Chicago, IL 60606

  _____

  _____

1. Name of Investment Companies   # of Officers
     to be included as Insured

<u>Antares Private Credit Fund</u>_____   <u>9</u>_____

     _____   _____

     _____   _____

     _____   _____

2.1. Additional Insureds to be included
     as Joint Insured only if affiliated
     and their principal business is   Function
     related to the insured Investment   (distributor
     Company named above   broker-   # of   # of
                                              dealer etc.)   Employees   Officers

     _____   _____

     _____   _____

     _____   _____

     _____   _____

3. Give the total assets for all Investment Companies managed <u>$1,650.7 million as of July 31, 2025</u>

    a) Have there been any losses paid under a fidelity blanket bond during the last (6) years? ☐ Yes ☒ No

    b) If "Yes," please attach a description giving date, gross amount of loss and a brief summary of each loss.

5. PROPOSED BOND PROGRAM

Coverage	Limit Liability	Investment Advisor Deductible
Fidelity	$_____	$_____
Audit Expense	$_____	$_____
Premises	$_____	$_____
In Transit		
Forgery/Alteration	$_____	$_____
Securities	$_____	$_____
Counterfeit Currency	$_____	$_____
Stop Payment	$_____	$_____
Uncollectible Items of Deposit	$_____	$_____
Computer Systems	$_____	$_____
Unauthorized Signatures	$_____	$_____

II. FUND OPERATION

1. a) How many mutual funds are created (on average) per year? <u>0</u>

    b) How many funds are currently in registration? <u>0 mutual funds, 1 BDC</u>

2. a) Name(s) of Outside Electronic Processors: Function:

    _____

    _____

    _____

3. a) Name(s) of Custodian(s) <u>U.S. Bank Trust Company National Association</u>

    _____

4. a) Name(s) of Transfer Agent(s)   b) For which Fund?
    US Bank NA   Antares Private Credit Fund

5. a) Name of Investment Advisor: Antares Capital Credit Advisers LLC ("ACCA")

   b) # of Employees: none
   _____

   c) Please describe any other functions of the company:
   _____

6. Are shareholders accounting services performed by the Transfer Agent? ☒ Yes ☐ No

   If "No," please attach an explanation of who performs other shareholder accounting services and what those services are.

7. Do you transfer funds electronically?

   ☐X Yes ☐ No

   If "Yes," what is the average amount of funds transferred on a daily basis: Amount varies

III. EXTERNAL AUUDIT

8. State the name of the outside audit firm of certified accountants who perform audits other than government examinations, directors' examinations and similar limited scope audits.

   Deloitte LLP
   _____

   _____

   a) Frequency of audits: Annual

   b) Does the outside audit include all locations?

      ☐ X Yes ☐ No

   c) Does the outside audit include all data processing centers?

      ☐ X Yes ☐ No

      If "No" to either b or c above, please explain limitations.

   d) Does auditor regularly review your internal controls and furnish a written report to management?

      ☐ X Yes ☐ No

   e) Has the auditor made any recommendations in the area of data processing that have been adopted?

      ☐ Yes ☐ X No

9. Are signatures reviewed against applications for check or drafts over $2,500?

   ☐ Yes ☐ No   X Not Applicable

   If "No" please attach explanation.

3

THE UNDERSIGNED AUTHORIZED OFFICER OF THE APPLICANT DELCARED THAT THE STATEMENTS SET FORTH HEREIN ARE TRUE. THE UNDERSIGNED AUTHORIZED OFFICER AGREES THAT IF THE INFORMATION SUPPLIED ON THIS APPLICATION CHANGES BETWEEN THE DATE OF THIS APPLICATION AND THE EFFECTIVE DATE OF THE INSURANCE, HE/SHE (UNDERSIGNED) WILL IMMEDIATELY NOTIFY THE INSURER OF SUCH CHANGES, AND THE INSURER MAY WITHDRAW OR MODIFY ANY OUTSTANDING QUOTATIONS AND/OOR AUTHORIZATION OR AGREEMENT TO BIND THE INSURANCE

SIGNING OF THIS APPLICATON DOES NOT BIND THE APPLICANT NOR THE INSURER TO COMPLETE THE INSURANCE. BUT IT IS AGREED THAT THIS FORM SHALL BE THE BASIS OF THE CONTRACT SHOULD A POLICY BE ISSUED AND IT WILL BE ATTACHED TO AND BECOME PART OF THE POLICY.

ALL WRITTEN STATEMENTS AND MATERIALS FURNISHED TO THE INSURER IN CONJUNCTION WITH THIS APPLICATION ARE HEREBY INCORPORATED BY REFERENCE INTO THIS APPLICATION AND MADE A PART HEREOF,

NOTICE TO NEW YORK AND OHIO APPLICANTS

"ANY PERSON WHO KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON FILES AN APPLICATION FOR INSURANCE OR STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION, OR CONCEALS FOR THE PURPOSE OF MISLEADING INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME."

`

Signed: _Antares Private Credit Fund

Andrew Packer

Andrew Packer, Secretary

Date: 9/26/2025

Corporation: Antares Private Credit Fund

4



Berkshire Hathaway Specialty Insurance

Professional First – Asset Management Liability Insurance

Application

NOTICE: COMPLETION OF THIS APPLICATION FOR INSURANCE DOES NOT BIND THE INSURER TO OFFER, NOR THE APPLICANT TO PURCHASE INSURANCE. THE INSURER WILL RELY UPON THE ACCURACY AND COMPLETENESS OF THIS APPLICATION, INCLUDING INFORMATION SUPPLIED VIA ATTACHMENT AND IN PUBLIC FILINGS. THIS APPLICATION WILL FORM THE BASIS OF, AND BECOME PART OF, ANY RESULTING POLICY. COVERAGE UNDER ANY SUCH POLICY WILL BE ON A CLAIMS-MADE AND REPORTED BASIS. SUBJECT TO ITS PROVISIONS, THE POLICY SHALL APPLY ONLY TO CLAIMS WHICH ARE BOTH FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD, OR ANY APPLICABLE DISCOVERY PERIOD, AND REPORTED TO THE INSURER AS REQUIRED BY THE TERMS OF THE POLICY. COVERED DEFENSE COSTS WILL REDUCE AND MAY EXHAUST THE APPLICABLE LIMIT OF LIABILITY AND ANY SUBLIMITS OF LIABILITY UNDER SUCH POLICY, AND SHALL ALSO BE SUBJECT TO APPLICABLE RETENTION AMOUNTS. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

The term "Applicant" shall mean the Parent Company applying for this insurance and all of its subsidiaries. Please answer the questions in this Application. If an answer requires additional detail, please attach a separate sheet.

1.a. Company to be named on the Declarations ("Parent Company"):	Antares Private Credit Fund
1.b. Address of Parent Company:	320 South Canal Street Suite 4200 Chicago, IL 60606
2. Policy period requested:	November 1, 2025 to November 1, 2026
3.a. Insurance amount requested (policy aggregate limit):	$5,000,000
3.b. Insurance amount and self-insured, per claim retention requested (each requested coverage part):	Limit of Liability / Retention Management Liability $______ $______ Professional Liability $______ $______ Mutual Fund Liability $______ $______ Alternative Fund Liability $______ $______
4. Number of years in operation:	Since November 5, 2024
5. Employee Count:	465+
6. Assets under management:	$1,498.9 million as of June 30, 2025

7. **As part of this Application, please attach a copy of the following:**
    (a) Most recent marketing presentation
    (b) Historical performance for each fund/strategy
    (c) DDQ
    (d) Investor letters from previous 6 months
    (e) Trade error log for past 12 months
    (f) Copy of valuation policy (if not included in the above)

8.a. What is the investment strategy of the Applicant:

☐ **Long Only**   ☐ **Long/Short**   ☐ **Fund of Funds**   ☐ **Credit**   ☐ **Distressed/Special Situations**
☐ **Quantitative**   ☐ **Global Macro**   ☐ **Commodities**   ☐ **Private Equity** ☐ **Venture Capital**
☐ **Real Estate**   ☒ **Other** Private Credit

8.b. Has there been any change in strategy in the past 24 months ☐ **Yes** ☒ **No** (If "Yes", please provide details)

9. List the distribution of assets under management by investor type:

	% of AUM
High Net Worth Individuals	4% (1)
Insider Capital	N/A
Pension Plans	49% (2)
Fund of Funds	21%
Endowments/Non profits	N/A
Corporate	N/A
Other (Asset Manager)	12%
Other (Family Office)	7%
Other (Insurance Company)	4%
Other (Bank)	4%

Please note, the above represents the distribution of the Parent Company's total AUM with leverage, calculated as total equity commitments and maximum leverage limits. As of June 30, 2025, the Fund's total AUM with leverage was ~$1,498.9 million.

Percentages are rounded to the nearest percentage and may not sum to 100% due to rounding.

(1) Represents the Retail / Wealth Channel
(2) Inclusive of CPP's investment into the Fund

10. List the distribution of assets under management by investment vehicle:

	AUM (dollar amount)
Closed End Funds	
Exchange Traded Funds	
Mutual Funds	
Business Development Companies	$1,498,900,000
Hedge Funds	
Private Equity	
Separately Manage Accounts	

11. Have there been any fund closures in the past 24 months? ☐ **Yes** ☒ **No** (If "Yes" please provide details)

12. Have there been any changes to senior management in the past 24 months? ☒ **Yes** ☐ **No** (If "Yes" please provide details). CFO change May 2025

13. Has any Applicant taken any activist positions in the past or consider an activist strategy going forward? ☐ **Yes** ☒ **No** (If "Yes" please provide details)

14. Does any Applicant invest in level 3 assets? ☒ **Yes** ☐ **No**
    If "Yes", does the Applicant obtain third party valuations? ☒ **Yes** ☐ **No**

15. Does any individual proposed for coverage sit on the board of a company for which the **Parent Company** held, or currently holds, securities as an investment? ☐ **Yes** ☒ **No** (If "Yes" please provide a list of companies and appointed board members as well as a description of underlying D&O insurance

16. Has any Applicant used a third-party consultant to provide regulatory mock audit services in the past 24 months? ☐ **Yes** ☒ **No** (If "Yes", which consulting firm was utilized_____)

17. If cost of corrections coverage is desired please provide the following information:
    Average Daily Volume ($): _____
    Average Number of daily trades: _____
    Number of trade errors in past 12 months: _____

18. Has any person or entity for whom this insurance is intended been the subject of any regulatory exams, inquiries, or investigations within the past 24 months ☐ **Yes** ☒ **No** (If "Yes", please provide details)

19. What was the date of the last SEC exam for each Applicant? ____N/A_____ (Please attach a copy of deficiency letter if within the past 5 years)

20. Has there been any litigation or claims in the past 5 years ☐ **Yes** ☒ **No** (If "Yes", please provide details)

21. Does any person or entity for whom this insurance is intended have any knowledge or information of any act, error, omission, fact or circumstance which may give rise to a claim which may fall within the scope of the proposed insurance? **(Renewal Applicant need not complete)**
    ☐ **Yes** ☒ **No** If "Yes", provide details on separate attachment.
    IT IS AGREED THAT IF SUCH KNOWLEDGE OR INFORMATION DESCRIBED IN THIS QUESTION 21. EXISTS, ANY CLAIM ARISING THEREFROM (WHETHER OR NOT DISCLOSED HEREIN), IS EXCLUDED FROM THE PROPOSED COVERAGE. SUCH EXCLUSION WILL NOT OPERATE AS A WAIVER OF ANY OTHER REMEDIES THE INSURER MAY HAVE. IT IS FURTHER AGREED THAT THIS STATEMENT MADE HEREIN SHALL BE DEEMED AN EXPRESS WARRANTY FOR ALL INSUREDS WHICH HAS BEEN RELIED UPON BY THE INSURER PURSUANT TO THE ISSUANCE OF COVERAGE.

FRAUD NOTICE TO APPLICANTS

NOTICE: ANY PERSON WHO KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON FILES AN APPLICATION FOR INSURANCE OR STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION, OR CONCEALS FOR THE PURPOSE OF MISLEADING INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME AND MAY SUBJECT THE PERSON TO CRIMINAL AND CIVIL PENALTIES.

AL APPLICANTS: ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR WHO KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO RESTITUTION, FINES, OR CONFINEMENT IN PRISON, OR ANY COMBINATION THEREOF.

AR, NM AND WV APPLICANTS: ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT, OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO FINES AND CONFINEMENT IN PRISON.

CO APPLICANTS: IT IS UNLAWFUL TO KNOWINGLY PROVIDE FALSE, INCOMPLETE, OR MISLEADING FACTS OR INFORMATION TO AN INSURANCE COMPANY FOR THE PURPOSE OF DEFRAUDING OR ATTEMPTING TO DEFRAUD THE INSURANCE COMPANY. PENALTIES MAY INCLUDE IMPRISONMENT, FINES, DENIAL OF INSURANCE, AND CIVIL DAMAGES. ANY INSURANCE COMPANY OR AGENT OF AN INSURANCE COMPANY WHO KNOWINGLY PROVIDES FALSE, INCOMPLETE, OR MISLEADING FACTS OR INFORMATION TO A POLICYHOLDER OR CLAIMANT FOR THE PURPOSE OF DEFRAUDING OR ATTEMPTING TO DEFRAUD THE POLICYHOLDER OR CLAIMANT WITH REGARD TO A SETTLEMENT OR AWARD PAYABLE FROM INSURANCE PROCEEDS SHALL BE REPORTED TO THE COLORADO DIVISION OF INSURANCE WITHIN THE DEPARTMENT OF REGULATORY AUTHORITIES.

DC APPLICANTS: IT IS A CRIME TO PROVIDE FALSE OR MISLEADING INFORMATION TO AN INSURER FOR THE PURPOSE OF DEFRAUDING THE INSURER OR ANY OTHER PERSON. PENALTIES INCLUDE IMPRISONMENT AND/OR FINES. IN ADDITION, AN INSURER MAY DENY INSURANCE BENEFITS, IF FALSE INFORMATION MATERIALLY RELATED TO A CLAIM WAS PROVIDED BY THE APPLICANT.

FL APPLICANTS: ANY PERSON WHO KNOWINGLY AND WITH INTENT TO INJURE, DEFRAUD, OR DECEIVE ANY INSURER FILES A STATEMENT OF CLAIM OR AN APPLICATION CONTAINING ANY FALSE, INCOMPLETE, OR MISLEADING INFORMATION IS GUILTY OF A FELONY OF THE THIRD DEGREE.

KS APPLICANTS: ANY PERSON WHO KNOWINGLY AND WITH INTENT TO DEFRAUD, PRESENTS, CAUSES TO BE PRESENTED OR PREPARED WITH KNOWEDLGE OR BELIEF THAT IT WILL BE PRESENTED TO OR BY AN INSURER, PURPORTED INSURER, BROKER OR ANY AGENT THEREOF, ANY WRITTEN STATEMENT AS PART OF, OR IN SUPPORT OF, AN APPLICATION FOR THE ISSUANCE OF, OR THE RATING OF AN INSURANCE POLICY FOR PERSONAL OR COMMERCIAL INSURANCE, OR A CLAIM FOR PAYMENT OR OTHER BENEFIT PURSUANT TO AN INSURANCE POLICY FOR COMMERCIAL OR PERSONAL INSURANCE WHICH SUCH PERSON KNOWS TO CONTAIN MATERIALLY FALSE INFORMATION CONCERNING ANY FACT MATERIAL THERETO, OR WHO CONCEALS, FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT.

KY APPLICANTS: ANY PERSON WHO KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON FILES AN APPLICATION FOR INSURANCE CONTAINING ANY MATERIALLY FALSE INFORMATION, OR CONCEALS FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME.

LA APPLICANTS: ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY SUBJECT TO FINES AND CONFINEMENT IN PRISON.

ME APPLICANTS: IT IS A CRIME TO KNOWINGLY PROVIDE FALSE, INCOMPLETE OR MISLEADING INFORMATION TO AN INSURANCE COMPANY FOR THE PURPOSE OF DEFRAUDING THE COMPANY. PENALTIES MAY INCLUDE IMPRISONMENT, FINES OR DENIAL OF INSURANCE BENEFITS.

MD APPLICANTS: ANY PERSON WHO KNOWINGLY OR WILLFULLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR WHO KNOWINGLY OR WILLFULLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO FINES AND CONFINEMENT IN PRISON.

MN APPLICANTS: ANY PERSON WHO FILES A CLAIM WITH INTENT TO DEFRAUD OR HELPS COMMIT A FRAUD AGAINST AN INSURER IS GUILTY OF A CRIME.

NJ APPLICANTS: ANY PERSON WHO INCLUDES ANY FALSE OR MISLEADING INFORMATION ON AN APPLICATION FOR AN INSURANCE POLICY IS SUBJECT TO CRIMINAL AND CIVIL PENALTIES.

NY APPLICANTS: ANY PERSON WHO KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON FILES AN APPLICATION FOR INSURANCE OR STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION, OR CONCEALS FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME, AND SHALL ALSO BE SUBJECT TO A CIVIL PENALTY NOT TO EXCEED FIVE THOUSAND DOLLARS AND THE STATED VALUE OF THE CLAIM FOR EACH SUCH VIOLATION.

OH APPLICANTS: ANY PERSON WHO, WITH INTENT TO DEFRAUD OR KNOWING THAT HE IS FACILITATING A FRAUD AGAINST AN INSURER, SUBMITS AN APPLICATION OR FILES A CLAIM CONTAINING A FALSE OR DECEPTIVE STATEMENT IS GUILTY OF INSURANCE FRAUD.

OK APPLICANTS: ANY PERSON WHO KNOWINGLY, AND WITH INTENT TO INJURE, DEFRAUD OR DECEIVE ANY INSURER, MAKES ANY CLAIM FOR THE PROCEEDS OF AN INSURANCE POLICY CONTAINING ANY FALSE, INCOMPLETE OR MISLEADING INFORMATION IS GUILTY OF A FELONY.

OR APPLICANTS: ANY PERSON WHO MAKES AN INTENTIONAL MISSTATEMENT THAT IS MATERIAL TO THE RISK MAY BE FOUND GUILTY OF INSURANCE FRAUD BY A COURT OF LAW.

PA APPLICANTS: ANY PERSON WHO KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON FILES AN APPLICATION FOR INSURANCE OR STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION OR CONCEALS FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME AND SUBJECTS SUCH PERSON TO CRIMINAL AND CIVIL PENALTIES.

TN, VA and WA APPLICANTS: IT IS A CRIME TO KNOWINGLY PROVIDE FALSE, INCOMPLETE OR MISLEADING INFORMATION TO AN INSURANCE COMPANY FOR THE PURPOSE OF DEFRAUDING THE COMPANY. PENALTIES INCLUDE IMPRISONMENT, FINES AND DENIAL OF INSURANCE BENEFITS.

VT APPLICANTS: ANY PERSON WHO KNOWINGLY PRESENTS A FALSE STATEMENT IN AN APPLICATION FOR INSURANCE MAY BE GUILTY OF A CRIMINAL OFFENSE AND SUBJECT TO PENALTIES UNDER STATE LAW.

IN GRANTING COVERAGE TO ANY INSUREDS, THE INSURER HAS RELIED UPON THE DECLARATIONS AND STATEMENTS IN THIS APPLICATION FOR COVERAGE. ALL SUCH DECLARATIONS AND STATEMENTS ARE THE BASIS OF COVERAGE AND SHALL BE CONSIDERED INCORPORATED IN AND CONSTITUTING PART OF THE POLICY SHOULD ONE BE ISSUED.

THE UNDERSIGNED IS AN AUTHORIZED REPRESENTATIVE OF THE APPLICANT, AND HEREBY DECLARES THAT ANY STATEMENT, INFORMATION AND DOCUMENTATION SET FORTH HEREIN IS TRUE, ACCURATE AND COMPLETE, AND ACKNOWLEDGES (I) THE CONTINUING OBLIGATION TO IMMEDIATELY REPORT TO THE INSURER CHANGES IN THE INFORMATION PROVIDED AFTER THE DATE OF THIS APPLICATION AND PRIOR TO THE EFFECTIVE DATE OF ANY INSURANCE, AND (II) THAT THE INSURER SHALL HAVE THE RIGHT TO WITHDRAW OR MODIFY ANY OUTSTANDING QUOTATION AND/OR AUTHORIZATION OR AGREEMENT TO BIND THE INSURANCE BASED ON SUCH CHANGES.

Andrew Packer

Signature of Officer Authorized by the Parent Company to Sign

Andrew Packer   , Secretary

Print Name/Title

10/27/2025

Date

_____

Insurance Broker

_____

Broker Signature   **Broker License Number**

_____

Broker Address